Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
FALCON
Timolol Maleate Ophthalmic Gel Forming Solution
0.25%
ALCON
Rx Only
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5 mL Sterile
CIPRO HC OTIC
Alcon
Ciloxan
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile


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Alcon
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Alcon
Patanol

Alcon®

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Annual Report filed with the SEC on Form 20-F, under the heading "Risk Factors" and in other documents also filed with the SEC. All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



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Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance


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Alcon
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Alcon
Patanol

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Financial Performance

Market Leadership


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Large Growing Market

2003



Ophthalmic Pharmaceuticals*
Otic Pharma
Contact Lens Care
Ophthalmic Surgical
$0.5
$1.8
$3.4
$6.8

$12.5

2006



Ophthalmic Pharmaceuticals*
Otic Pharma
Contact Lens Care
Nasal Pharma
Ophthalmic Surgical
$0.6
$1.9
$0.4
$3.7
$9.0

$15.6

+ 25%

*Includes OTC Tears, Allergy and Vitamins

(Dollars in Billions)



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Markets - Favorable Demographics

Population age 65 plus



419
248
171
522
327
195
+25%
+32%
+14%
707
470
237
+69%
+90%
+39%
956
674
282
+128%
+171%
+65%
2000
2010
2020
2030
More Developed
Less Developed

(Millions of people. Source: United Nations)



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Alcon
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Alcon

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Financial Performance

Market Leadership


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Alcon
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Patanol

Alcon®

Global Reach

- •5 Research Centers
- •14 Manufacturing Plants
- •70 Operating Companies
- •40 Physician Training Centers
- •12,000 Employees


Alcon Headquarter Offices
Alcon Research Facilities
Alcon Manufacturing Plant
Alcon Operating Company


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Alcon
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Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance


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Alcon
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Patanol

Alcon®

Competitive Leadership

(US $ Millions)

2003 Sales Results


Ophthalmic Pharmaceuticals*
$1,356
$1,100
$1,000
$644
$468
Alcon
Pfizer
Allergan
Merck
B&L
Ophthalmic Surgical
$1,586
$307
$461
Alcon
AMO
B&L
Contact Lens Care
$339
$295
$499
Alcon
AMO
B&L

*Includes OTC Tears, Allergy and Vitamins for consistency with competition; excludes Otic pharmaceuticals


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Competitive Leadership

2003 Market Shares

Surgical
47% Global Share

- #1 Cataract
- #1 Vitreoretinal
- #2 Refractive

Pharmaceutical
20% Global Share

- #1 Allergy
- #1 Anti-infective
- #1 Anti-inflammatory
- #1 Combination
- #1 Generics
- #2 Artificial Tears

Contact Lens Care
19% Global Share

- #2 Soft Lens Care

(Individual therapeutic categories represent US market shares)


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Alcon
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Patanol

Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Financial Performance

Market Leadership


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Alcon
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Alcon®

Stable Sales Growth

- CAGR = 15% for last 25 years
- Steady, predictable long-term sales growth
- 96% of 2003 sales eye related



$3.4 Billion
$110 Million
1978
1983
1988
1993
1998
2003

Balanced Sales Growth


(US $ Millions)
Surgical
Pharmaceutical
Consumer
CAGR
1999 to 2003
$2,401
$2,554
$2,748
$3,009
$3,407
48%
48%
49%
49%
48%
31%
33%
33%
34%
36%
21%
19%
18%
17%
16%
1999
2000
2001
2002
2003
9.1%
8.1%
13.8%
2.6%


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Alcon
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Alcon®

Balanced Sales Growth

(US $ Millions)



Surgical
Pharmaceutical
Consumer
$2,401
$2,554
$2,748
$3,009
$3,407
48%
31%
21%
48%
33%
19%
49%
33%
18%
49%
34%
17%
48%
36%
16%
1999
2000
2001
2002
2003

2003 vs. 2002	
Reported	w/o FX
13.2%	9.0%
10.2%	4.6%
20.1%	17.0%
6.4%	3.9%

(Sales growth excluding the effect of foreign currency fluctuations has been presented to give investors a more accurate measure of underlying growth in the business.)



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Alcon®

Leveraging Global Operations

Sales



+9.5%
+13.2%
$2,748
$3,009
$3,407
2001
2002
2003

Operating Income



+19.5%
+24.9%
$589
$704
$879
2001
2002
2003

(US $ Millions - Reported Numbers)



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Turning Profits into Strong Cash Flow

Net Earnings



+47.8%
+27.4%
$316
$467
$595
2001
2002
2003

Free Cash Flow



915
-175
740
+28.8%
+45.6%
$394
543
-149
394
$575
701
-126
575
$740
2001
2002
2003

(Free Cash Flow = Net cash from operating activities less net cash from investing activities. Free cash flow presented as a more appropriate measure for investors to gauge the Company's ability to generate cash.)

(US $ Millions - Reported Numbers)



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Alcon
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Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance


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Patanol

Alcon®

R&D Investment


As a Percent of Sales
10.6%
10.8%
10.3%
$290
$324
$350
2001
2002
2003

Planned investment of $2 billion over the next five years

(US $ Millions)


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Alcon

2003 New Product Launches

	Q1	Q2	Q3	Q4
Systane® Tears	●			
CustomCornea®	●			
Vigamox™		●		
Infiniti™ Vision System			●	
AcrySof® Natural			●	
CiproDex* Otic			●	

*Cipro is a registered trademark and licensed from Bayer AG


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Alcon®

Systane® - Share Performance


Systane® Share
Franchise Share
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
21.0
19.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
17.8
19.6
1.2
4.6
Systane
Tears Franchise
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04

(US market share for Systane and Alcon total tears franchise)

Vigamox™ - Share Performance


VIGAMOX


Vigamox
Share
All Prescribers
Franchise
Share
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
20.0
15.0
10.0
5.0
19.6
22.4
0.3
11.8
Vigamox
Franchise
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04

(US market share for Vigamox and Alcon total branded anti-infective franchise)


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Vigamox™ Conversion Trend


VIGAMOX
Alcon


% of
Fluoroquinolone
Franchise
All Prescribers
100%
80%
60%
40%
20%
0%
27%
37%
43%
47%
49%
49%
52%
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Vigamox
Ciloxan

(US conversion trend for Vigamox and Ciloxan)


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Otic Franchise - Share Performance


CIPRODEX
STERILE OTIC SUSPENSION
Alcon


Market Share %
All Prescribers
25.0
20.0
15.0
10.0
23.5
24.7
22.7
17.8
17.8
15.1
Feb
Mar
April
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Rolling 12 2002
Rolling 12 2003

(US market share for CiproDex and Cipro HC combined)


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AcrySof® Share Performance


Market
Share %
60.0
50.0
40.0
30.0
40.0
42.3
45.6
48.6
2000
2001
2002
2003

(US market share for all Acrysof intraocular lenses)

Pharmaceutical R&D Pipeline

	2004	2005	2006+	Status
Patanol® QD				Filed
Trav/tim Combo				Filed
Brimonidine/Polyquad				Phase III
RETAANE™				Phase III
Patanol® Nasal				Phase III
15(S)-HETE (Dry Eye)				Phase III
Moxi/Dex				Pre-Clinical
Nepafenac				Phase III



Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond.



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Alcon
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Surgical/Consumer R&D Pipeline

	2004	2005	2006+	Status
AcrySert® Device	■			Filed
CustomCornea® Astig.	■			Filed
CustomCornea® Hyper.	■	■		Advanced
AcrySof® Natural Toric	■	■		Advanced
AcrySof® ReSTOR®	■	■		Advanced
New Viscoelastic	■	■		Advanced
AcrySof® Phakic IOL	■	■	■	Early
New Vit/Ret System	■	■	■	Early
Stableyz™ Irrigating Sol.	■	■	■	Active
Systane® Single Use	■			Advanced
Systane® Next Gen.	■			Advanced
New CLC Solution	■	■		Early

Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond.


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Alcon®

RETAANE™ 15mg Depot



*Investigational device currently in US clinical trials

- Compound is an angiostatic cortisene
- Inhibits the growth of abnormal blood vessels
- Applied to the back of the eye via a curved, blunt-tipped cannula
- Requires administration only twice a year
- Projected Q4 2004 filing


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RETAANE™ Clinical Results

Stable* or Improved Vision - All Lesions


% of Eyes
100%
80%
60%
40%
20%
0%
88%
70%
79%
53%
73%
47%
6 Month
p=0.0799
12 Month
p=0.0323
24 Month
p=0.0347
RETAANE 15 mg
Placebo

* Less than 3 lines of vision loss


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Alcon
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Alcon®

RETAANE™ Clinical Results

Stable* or Improved Vision - Predominantly Classic Lesions

% of Eyes



100%
80%
60%
40%
20%
0%
92%
65%
84%
50%
80%
42%
6 Month
p=0.0209
12 Month
p=0.0100
24 Month
p=0.0058
RETAANE 15 mg
Placebo

* Less than 3 lines of vision loss



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Alcon®

AcrySof® ReSTOR® IOL



*Investigational device currently in US clinical trials

- Optical vs. mechanical accommodation
- Apodized diffractive/ refractive design
- Balances near and distance light energy when pupil is small
- Increases distance light energy as pupil diameter increases
- Projected Q3 2004 filing


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Alcon
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Alcon®

AcrySof® ReSTOR® Clinical Results

Near and Distance Visual Acuity

Binocular 120-180 Days Postoperative


Mean logMar VA
0.6
0.5
0.4
0.3
0.2
0.1
0
-0.1
20/60
20/50
20/40
20/30
20/25
20/20
20/15
Uncorrected Near Vision
Uncorrected Distance Vision
ReStor (n=125)
Control (n=42)


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Alcon
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AcrySof® ReSTOR® Clinical Results


Visual Disturbances
Mean Ratings
0
1
2
3
4
5
6
7
ReStor
Monofocal
Glare/Flare
Night Vision
Color Perception
Halos
Distorted Near Vision
Distorted Far Vision
Blurred Near Vision
Blurred Far Vision
Double Vision

AcrySof® ReSTOR® Clinical Results

Spectacle Wear - Near and Distant Vision

How much of the time do you wear glasses for seeing objects close at hand or at a distance?



100
80
60
40
20
0
% Subjects
ReStor
Control
None
Some
None
Some
Near Vision
Distance Vision



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Alcon®

Strategic Sales Growth Drivers

Aging Populations

Global Market Expansion

Target Sales Growth 8–10%

Market Share Gains

New Products


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Strategic Sales Growth Drivers

- Aging populations
- Global market expansion
- Market share gains
- New products

→ Revenue Drivers

- Leverage infrastructure
- Debt reduction
- Tax rate improvements

→ Margin Drivers

Target

EPS 1.5-2X Sales Growth


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Alcon®

Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon
DuoVisc



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